Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS DETACH AND RETURN THIS PORTION ONLYTHIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. V54898-P17106 2. Approval of certain amendments to the Articles of Association of the Company. 3. Ratification of the appointment and compensation of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2024 and until the next annual general meeting of shareholders, and to authorize the Company’s Board of Directors (with power of delegation to its Audit Committee) to set the fees to be paid to such auditors. For Against Abstain For Against Abstain! !! ! !! ! !! ! !! ! !! WIX.COM LTD. 5 YUNITSMAN ST. TEL AVIV 6936025, ISRAEL WIX.COM LTD. 1a. Francesco de Mojana 1. Re-election each of the following individuals as Class II directors to serve until the 2027 annual general meeting of shareholders. 1b. Ron Gutler 1c. Gavin Patterson THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS LISTED BELOW: Note: Please sign exactly as your name or names appear(s) on this Proxy. When shares are held jointly, each owner should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If the signer is a partnership, please sign in partnership name by authorized person. VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTEw

V54899-P17106 ANNUAL GENERAL MEETING OF SHAREHOLDERS OF WIX.COM LTD. Monday, September 9, 2024 at 4:30 p.m. (Israel time). Please date, sign and mail your proxy card in the envelope provided as soon as possible. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Notice and Proxy Statement is available at www.proxyvote.com. Please detach along perforated line and mail in envelope.   (Continued and to be signed on reverse side) WIX.COM LTD. PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 9, 2024 THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS The undersigned hereby constitutes and appoints Lior Shemesh and Naama Kaenan and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote, on behalf of the undersigned, all of the ordinary shares of Wix.com Ltd. (the “Company”), held of record in the name of the undersigned at the close of business on August 12, 2024, at an Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Company’s principal executive offices, at the Wix Campus, 5 Yunitsman Street, Building B, 5th Floor, Tel Aviv, Israel, 6936025 (telephone number is +972-3-545-4900), on Monday, September 9, 2024 at 4:30 p.m. (Israel time), and at any and all adjournments or postponements thereof on the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement. The undersigned acknowledges receipt of the Notice and the Proxy Statement relating to the Meeting. This proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to the proposals described on the reverse side, this proxy will be voted FOR each proposal and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Meeting or any and all adjournments or postponements thereof, including the authority to adjourn the Meeting pursuant to Article 39 of the Company’s Articles of Association. Any and all proxies heretofore given by the undersigned are hereby revoked.